Exhibit 24(b)(4.24)

Contract Schedule

Separate Account

Charges to Separate Account

A daily charge at an annual effective rate of [1.25%] for mortality and expense risk and profit (M & E) is deducted from any portion of the account value allocated to a Variable Annuity. A daily charge at an annual effective rate of up to 0.25% for administration is deducted from any portion of the account value allocated to a Variable Annuity.

Variable Annuity Assumed Annual Net Return Rate

If a Variable Annuity is chosen, we will offer an assumed annual net return rate of between 3.0% and 5.0%.

The daily net return rate factor for an assumed annual net return rate of [3.5%] per year is [0.9999058].

If the portion of a Variable Annuity payment for any Fund is not to decrease, the Annuity return factor under the Separate Account for that Fund must be:

a)	[4.75%] on an annual basis plus an annual return of up to [0.25%] to offset the administrative charge set at the time Annuity payments commence if an assumed annual net return rate of [3.5%] is chosen.

Transfers

Maximum Number of Allowable Fund Transfers: [Twelve per calendar Year]

A050SP99(5/09)